UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of Prestige Wealth Inc.’s General Meeting of Class B Ordinary Shareholders

The general meeting (the “Class B Meeting”) of holders of Class B ordinary shares (the “Class B Ordinary Shares”) of par value US$0.000625 of Prestige Wealth Inc. (the “Company”) was held on November 20, 2025 at 10:00 a.m., Hong Kong time, at office of Loeb & Loeb LLP of 2206-19 Jardine House, 1 Connaught Place, Hong Kong.

At the Class B Meeting, holders of the Class B Ordinary Shares dully adopted the following resolutions:

●	as a special resolution that the votes per Class B Ordinary Share to increase from 20 votes per share to 50 votes per share (the “Class B Voting Power Increase”).

●	as a special resolution that, subject to and immediately following the Class B Voting Power Increase being effected, the Company adopt the Fourth A&R M&AA, attached hereto as Exhibit 3.1, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Class B Voting Power Increase.

Results of Prestige Wealth Inc.’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting (the “EGM”) of shareholders of the Company was held on November 20, 2025 at 10:30 a.m., Hong Kong time, at office of Loeb & Loeb LLP of 2206-19 Jardine House, 1 Connaught Place, Hong Kong.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	as a special resolution that, subject to the proposed new name conforming with sections 30 and 31 of the Companies Act (Revised) of the Cayman Islands, the Company’s name to change from “Prestige Wealth Inc. 盛德財富有限公司” to “Aurelion Inc.” and that the change of name takes effect from the date of this resolution (the “Company Name Change”).

●	as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, from US$1,000,000 divided into: (i) 1,440,000,000 Class A Ordinary Shares of par value of US$0.000625 each (the “Class A Ordinary Shares”), and (ii) 160,000,000 Class B Ordinary Shares, to US$6,875,000 divided into 10,000,000,000 Class A Ordinary Shares of US$0.000625 par value each and 1,000,000,000 Class B Ordinary Shares of US$0.000625 par value each (the “Authorised Share Capital Increase”).

●	as a special resolution that, subject to the sanction of a special resolution passed by the holders of the Class B Ordinary Shares, the votes per Class B Ordinary Share to increase from 20 votes per share to 50 votes per share (the “Class B Voting Power Increase”).

●	as a special resolution that, subject to and immediately following the Company Name Change, the Authorised Share Capital Increase and Class B Voting Power Increase being effected, the Company adopt the Fourth A&R M&AA, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Company Name Change, the Authorised Share Capital Increase and the Class B Voting Power Increase.

●	as an ordinary resolution that:

(1) conditional upon the approval of the board of directors of the Company (the “Board of Directors”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine in its sole discretion (the “Effective Date”):

a. the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Shares”) be consolidated by consolidating each one hundred (100) Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than two (2), into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b. no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share; and

c. any change to the Company’s Authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion; and

(2) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

●	as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

●	as an ordinary resolution that, subject to and immediately following the Company Name Change and the Authorised Share Capital Increase being effected, the Company adopt Aurelion Inc. 2025 Share Incentive Plan, attached hereto as Exhibit 10.1.

Name Change

Upon approval at the EGM, the name of the Company was changed to “Aurelion Inc,” effective upon November 20, 2025.

Exhibits

Exhibit No.	Description
3.1	Fourth A&R M&AA
10.1	Aurelion Inc. 2025 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: November 20, 2025	By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer

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